Exhibit 99.1

Contact:	Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc.
(425) 943-4599

RADIANT LOGISTICS ANNOUNCES RESULTS
FOR THE FISCAL SECOND QUARTER ENDED DECEMBER 31, 2006

Posts Record Revenues of $18.3 Million for the Quarter and
Extends $10.0 Million Credit Facility with Bank of America

BELLEVUE, WA, February 14, 2007 - Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international freight forwarding and logistics services company, today reported financial results for the three and six months ended December 31, 2006.

For the three months ended December 31, 2006, Radiant reported net income of $65,000 on $18.3 million of revenues, or $0.00 per basic and fully diluted share. For the three months ended December 31, 2005, when it remained in the development stage, the Company reported no revenues and a net loss of $112,000.

For the six months ended December 31, 2006, Radiant reported net income of $225,000 on $32.8 million of revenues, or $0.01 per basic and fully diluted share. For the six months ended December 31, 2005, when it remained in the development stage, the Company reported no revenues and a net loss of $126,000.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization) of $337,000 for the three months ended December 31, 2006, compared to an adjusted EBITDA loss of $97,000 for the comparable prior year period. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization) of $735,000 for the six months ended December 31, 2006 compared to an adjusted EBITDA loss of $111,000 for the comparable prior year period. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

Radiant completed its platform acquisition effective January 1, 2006, when it purchased Airgroup Corporation (“Airgroup”), a Seattle, Washington-based, company providing a full range of domestic and international freight forwarding services. Founded in 1987, Airgroup services a diversified account base including manufacturers, distributors and retailers through its extensive network of exclusive agent offices across North America.

The Company has also provided additional prior period analysis using pro forma results of operations presented as if Radiant had acquired Airgroup as of July 1, 2005 which is included on the Company’s Form 10-Q for the quarter ended December 31, 2006 and filed February 14, 2007.

“We remain very pleased with our continued revenue growth and profitability,” said Bohn Crain, Chairman and CEO. “We continue to gain momentum in the marketplace as evidenced by our record revenues of $18.3 million for the quarter ended December 31, 2006. For the same quarter, we also posted $337,000 in adjusted EBITDA which includes well over $100,000 of non-recurring costs associated with our expansions efforts. Our pipeline remains strong and we expect our organic expansion efforts to continue to provide favorable results.”

Crain continued, “Most recently we were also able to amend and extend our $10.0 credit facility to provide us greater flexibility to execute our organic and acquisition growth strategies. Under the amended credit facility we increased our advance rates (80% rather than 75% of eligible receivables), reduced minimum availability requirements which provides greater flexibility on the acquisition front ($1.0 million rather than $2.0 million minimum availability) and expanded the definition of eligible receivables to include allowable baskets for federal government and off-shore receivables, two targeted areas for growth in coming quarters. The credit facility was extended through February 1, 2009. We believe we are executing the right plan and with virtually no amounts drawn under our Bank of America credit facility, enjoy significant financial flexibility to get it done.”

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business. A reconciliation of adjusted EBITDA amounts to the most directly comparable GAAP measure for the three and six ended December 31, 2006 and 2005 is shown below:

(Amounts in 000’s)	THREE MONTHS ENDED DECEMBER 31,		SIX MONTHS ENDED DECEMBER 31,
	2006	2005	2006	2005

Net income (loss)	$65	$(112)	$225	$(126)

Depreciation and amortization	205	-	391	-
Interest expense (income), net	1	(14)	6	(14)
Income tax benefit	(21)	-	(19)	-

EBITDA	250	(126)	603	(140)
Stock-based compensation and other non-cash charges	87	29	132	29

Adjusted EBITDA (loss)	$337	$(97)	$735	$(111)

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States.

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Thursday February 15, 2006 at 4:00pm, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 231531.

About Radiant Logistics (OTC BB: RLGT)

Radiant Logistics (www.radiant-logistics.com) is executing a strategy to build a global transportation and supply chain management company through organic growth and the strategic acquisition of regional best-of-breed non-asset based transportation and logistics providers, to offer its customers domestic and international freight forwarding and an expanding array of value added supply chain management services, including asset recovery/reverse logistics, order fulfillment, inventory management and warehousing. For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. While it is impossible to identify all of the factors that may cause our actual operating performance, events, trends or plans to differ materially from those set forth in such forward looking statements, we have identified certain of the more salient risk factors such factors include, but are not limited to, the level of economic activity of our current customers, our ability to attract and retain new and existing customers, competitive conditions in our industry, our ability to successfully integrate newly established stations into our network, our ability to maintain relationships with our exclusive agents, our ability to identify and secure additional financing to execute our growth strategy, and those other factors disclosed in our Transition Report on Form 10-KT under the caption "Risk Factors" and other filings with Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiant-logistics.com). Readers are cautioned not to place undue reliance on our forward- looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statement to reflect events or circumstances occurring after the date hereof.

RADIANT LOGISTICS, INC.
(f/k/a Golf Two, Inc.)
Consolidated Balance Sheets
(UNAUDITED)

	December 31,	June 30,
	2006	2006
ASSETS
Current assets -
Cash and cash equivalents	$192,614	$510,970
Accounts receivable, net of allowance for doubtful accounts of $201,682 at December, 31 2006 and $202,830 at June 30, 2006	9,879,759	8,487,899
Current portion of employee loan receivables and other Receivables	40,400	40,329
Prepaid expenses and other current assets	102,417	93,087
Deferred tax asset	296,013	277,417
Total current assets	10,511,203	9,409,702

Technology, furniture and equipment, net	550,757	258,119
Acquired intangibles, net	2,095,685	2,401,600
Goodwill	4,718,189	4,712,062
Employee loan receivable	80,000	120,000
Investment in real estate	40,000	40,000
Deposits and other assets	109,572	103,376
	$18,105,406	$17,044,859

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities -
Accounts payable	$5,674,959	$4,096,538
Accrued transportation costs	2,022,556	1,501,374
Commissions payable	658,632	429,312
Other accrued costs	145,475	303,323
Income taxes payable	719,319	1,093,996
Total current liabilities	9,220,941	7,424,543

Long term debt	1,167,143	2,469,936
Deferred tax liability	712,533	816,544
Total liabilities	11,100,617	10,711,023

Commitments & contingencies	-	-

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized: issued and outstanding: 33,961,639 at December 31, 2006 and 33,611,639 at June 30, 2006	15,417	15,067
Additional paid-in capital	7,036,127	6,590,355
Accumulated deficit	(46,755)	(271,586)
Total Stockholders’ equity	7,004,789	6,333,836
	$18,105,406	$17,044,859

RADIANT LOGISTICS, INC.
(f/k/a Golf Two, Inc.)
Consolidated Statements of Income (Operations)
(UNAUDITED)

	THREE MONTHS ENDED DECEMBER 31,		SIX MONTHS ENDED DECEMBER 31,
	2006	2005	2006	2005

Revenue	$18,343,928	$-	$32,761,029	$-
Cost of transportation	11,655,542	-	21,078,861	-
Net revenues	6,688,386	-	11,682,168	-

Agent Commissions	5,242,753	-	8,970,070	-
Personnel costs	581,090	54,174	1,088,120	54,174
Selling, general and administrative expenses	612,593	71,837	1,018,500	85,912
Depreciation and amortization	204,841	-	390,947	-
Total operating expenses	6,641,277	126,011	11,467,637	140,086

Income (loss) from operations	47,109	(126,011)	214,531	(140,086)

Other income (expense):
Interest income	2,505	14,433	4,311	14,433
Interest expense	(2,961)	-	(10,452)	(500)
Other	(2,281)	-	(2,681)	-
Total other income (expense)	(2,737)	14,433	(8,822)	13,933

Income (loss) before income tax benefit	44,372	(111,578)	205,709	(126,153)

Income tax benefit	(20,932)	-	(19,122)	-

Net income (loss)	$65,304	$(111,578)	$224,831	$(126,153)

Net income (loss) per common share - basic	$-	$-	$.01	$-
Net income per common share - diluted	$-	$-	$.01	$-

Weighted average shares outstanding:
Basic shares	33,958,378	28,052,009	33,805,389	27,008,094
Diluted share	34,468,711	28,052,009	34,464,533	27,008,094

RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By (Used In) Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash charges. We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges. Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance. We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow provided by (used in) operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by (used in) operating activities:

	THREE MONTHS ENDED DECEMBER 31,		SIX MONTHS ENDED DECEMBER 31,
	2006	2005	2006	2005
Adjusted EBITDA	$337,300	$(96,773)	$735,419	$(110,848)
Stock-based compensation and other non-cash charges	87,630	29,238	132,622	29,238
EBITDA	249,670	(126,011)	602,797	(140,086)

Depreciation and amortization	204,841	-	390,947	-
Interest (income) expense, net	456	(14,433)	6,141	(13,933)
Income tax benefit	(20,931)	-	(19,122)	-
Net income (loss)	65,304	(111,578)	224,831	(126,153)

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Non-cash contribution to capital (rent)	-	-	-	300
Non-cash contribution to common stock	-	33,000	-	33,000
Non-cash compensation expense (stock options)	47,630	29,238	92,622	29,238
Amortization of intangibles	152,956	-	305,915	-
Depreciation and amortization	51,885	-	85,032	-
Amortization of deferred tax liability	(52,005)	-	(104,011)	-
Amortization of employee receivable	40,000	-	40,000	-
Provision for doubtful accounts	-	-	-	-
Change in purchased accounts receivable	-	-	(6,128)	-

CHANGE IN OPERATING ASSETS AND LIABILITIES:
Restricted cash	-	9,340	-	-
Accounts receivable	(1,589,066)	-	(1,391,860)	-
Other receivables	1,529	-	(71)	-
Prepaid expenses and other current assets	(151,990)	(25,055)	(48,428)	(25,055)
Accounts payable	994,486	144,888	1,578,421	145,388
Accrued transportation costs	459,683	-	521,182	-
Commissions payable	151,656	-	229,320	-
Other current liabilities	(9,208)	-	(56,847)	-
Income tax payable	(128,131)	-	(374,677)	-
Total adjustments	(30,575)	191,411	870,470	182,871

Net cash provided by operating activities	$34,729	$79,833	$1,095,301	$56,718